CYTEC INDUSTRIES INC. AND SUBSIDIARIES

           Computation of Ratio of Earnings to Fixed Charges
                            (Millions of Dollars)


                              Three Months Ended  Nine Months Ended
                              September 30, 1996  September 30, 1996

Earnings before income taxes            $44.5            $124.8


Add:

   Interest on indebtedness

     net of capitalized interest          2.0               4.8

   Portion of rents representative

    of the interest factor                1.4               4.1
                                        _____            ______
   Earnings as adjusted                 $47.9            $133.7



    Fixed charges:

      Interest on indebtedness            2.8               6.1

      Portion of rents representative

       of the interest factor             1.4               4.1
                                         ____             _____
      Fixed charges                      $4.2             $10.2
                                        _____             _____
                                        _____             _____

      Ratio of earnings to fixed charges 11.4              13.1
                                        _____             _____
                                        _____             _____


For purposes of computing the ratio of earnings to fixed charges (a) earnings consist of earnings before income taxes which include the Company's share of pre-tax equity in earnings of associated companies, plus fixed charges less capitalized interest and (b) fixed charges consist of interest on long-term debt, plus the portion of rentals representative of an interest factor plus the Company's share of such charges of associated companies.

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